August 30, 2010
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention: J. Nolan McWilliams

Re:	Panera Bread Company Form 10-K: For the Fiscal Year ended December 29, 2009 Filed March 1, 2010 File No. 000-19253
Ladies and Gentlemen:
On behalf of Panera Bread Company (“Panera” or the “Company”), I am writing in response to comments contained in the letter dated August 2, 2010 (the “Letter”) from Justin Dobbie of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ronald M. Shaich, the Company’s Executive Chairman. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Form 10-K
Item 1A. Risk Factors, page 9
1.	In future filings, please revise the introductory language to clarify that all material risks have been discussed.
Response:	The Company acknowledges the Staff’s comment and will so revise the Risk Factors section in future filings.
Schedule 14A
Compensation Discussion and Analysis, page 19
2.	It appears from the discussion in the second full paragraph on page 22 that there are additional company-wide performance targets that you have omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K because you believe competitive harm would result from their disclosure. Please provide us with your analysis of the basis for this conclusion. Alternatively, please confirm that you will identify and quantify these performance targets in future filings.

Panera Bread Company	6710 Clayton Road	Richmond Heights, MO 63117	(314) 633-7100	Fax: (314) 633-7200

Securities and Exchange Commission
August 30, 2010

Response:	The Company respectfully submits that it has omitted the specific nature of its annual company-wide incentive goals and targets from its Compensation Discussion and Analysis because the Company believes that the disclosure of such measures would result in competitive harm. Specifically, Panera’s company-wide metrics are internal measures that are generally not disclosed by the Company and are strategically chosen by its Senior Management team as key drivers of the Company’s broader financial results, such as EPS, revenues and overall profit. The Company’s Senior Management team, through its planning and analysis process, determines annually certain key activities or levers that it believes are likely to most significantly impact financial performance over the upcoming year, which, in turn, are translated into financial goals and metrics. These annual metrics and the corresponding targets are derived from the Company’s internal annual financial plan and are intended to focus directly on key strategic initiatives that the Company believes will drive individual associate and management behavior and positively impact Panera’s short-, medium- and long-term results.

Panera’s recent performance has been built on its ability to steer its strategic focus in unique ways to adapt to the rapidly changing market conditions and competitive environment. The Company believes that it would suffer significant competitive harm if it disclosed the specific nature of the annual company-wide financial and operational measures on which it has chosen to focus and build its strategic initiatives. Such disclosure would provide a roadmap for competitors in the restaurant industry. For example, if Panera was focused on driving sales in one particular day part or product category as a means of growing its overall revenue and increasing its earnings per share, the disclosure by Panera of this particular metric would provide its competitors with valuable, strategic information not otherwise available. Similarly, Panera’s decision to set goals and metrics that focus on seemingly generic financial measures, such as cost efficiencies or profits within specific business segments, would provide valuable data to its competitors about Panera’s strategic direction and future plans.

While the Company’s incentive goal metrics and targets may vary, more recently, including with respect to fiscal year 2009 and 2010, the general nature of such metrics has remained constant. As a result, the disclosure of these internal metrics would provide competitors with valuable insight into Panera’s current business strategy, not simply a snapshot of the prior year’s strategic focus.

Securities and Exchange Commission
August 30, 2010

In addition, the Company respectfully advises the Staff that Panera’s shareholders currently receive significant information regarding its annual and long-term compensation programs, including targets related to its 3-Year Performance awards. Beginning in 2008, the Company began disclosing not only the specific metrics for the 3-Year Performance program but also, with limited exceptions, the actual achievement and scoring for each of these metrics, which provides shareholders with useful information regarding executive incentives and compensation while maintaining confidential those measures which evolve directly from the Company’s strategic initiatives.
3.	In this regard, we note your disclosure that performance expectations for each target “are generally set at a level that is difficult to achieve, but thought to be attainable.” Please provide us with support for the level of difficulty you assert and confirm that in future filings you will disclose with meaningful specificity how difficult or likely it would be for you or your executive officers to achieve the undisclosed targets.
Response:	The Company respectfully advises the Staff that, as disclosed in its 2010 Annual Proxy Statement, the Company believes that the annual performance bonus metrics are “difficult to achieve, but thought to be attainable”. As described in the preceding response, these metrics are ultimately designed to drive the Company’s key initiatives in order to achieve its broader short-, medium- and long-term financial goals. The determination of these goals begins with Panera’s annual internal financial planning process. The Company sets its internal targeted plan to create challenging incentives for executive performance. While the Company does not disclose its internal metrics because of the competitive harm that would result, it publicly announces more general performance measures, such as EPS, which the internal metrics drive. For example, the Company’s initial EPS guidance for fiscal year 2009 and fiscal year 2010 were targeted at 15-22% and 17-20%, respectively, each of which represents high growth targets that were believed difficult to achieve. In view of these challenging broader performance targets, and given that the Company’s internal bonus metrics are designed to drive them, the Company believes that achievement of its internal incentive targets are also difficult to achieve.

Notwithstanding the fact that the Company’s internal metrics and targets are set at challenging levels, historically, they have been achievable. As disclosed in the Company’s proxy statement for each of the previous two years, the company-wide performance targets of the Company’s annual incentive bonus program were achieved. Accordingly, the Company believes that while its internal incentive metrics are difficult to achieve, they are attainable.

Securities and Exchange Commission
August 30, 2010

* * *
As requested in the Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information, please telephone me at (314) 633-7289 or David Westenberg of WilmerHale, the Company’s outside counsel, at (617) 526-6626.
Very truly yours,
/s/ JEFFREY W. KIP
Jeffrey W. Kip
cc: David A. Westenberg, WilmerHale